SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  EXEL Limited
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             (Exact name of registrant as specified in its charter)

           Cayman Islands                             98-0191089
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(State of incorporation or organization)   (I.R.S. Employer Identification No.)

Cumberland House, 1 Victoria Street
Hamilton, Bermuda                                        HM 11
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(Address of principal executive offices)              (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

  Title of each class                  Name of each exchange on which
  to be so registered                  each class is to be registered

  Ordinary Share                       New York Stock Exchange, Inc.
  Purchase Rights

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ x ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates:

             N/A         (if applicable)
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     Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of class)


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Item 1. Description of Registrant's Securities to Be Registered.

     On September 11, 1998 the Board of Directors of EXEL Limited (the "Company") declared a dividend distribution of one Right for each outstanding Ordinary Share, U.S. $.01 par value (the "Ordinary Shares"), of the Company. The distribution is payable on October 30, 1998 (the "Record Date") to the shareholders of record on the Record Date. Each Right entitles the registered holder to purchase from the Company one Ordinary Share at a price of U.S. $350 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

Distribution Date; Transfer of Rights

     Until the earlier to occur of (i) ten days following the date (the "Shares Acquisition Date") of the public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of a number of Ordinary Shares equal to 20% or more of the outstanding Ordinary Shares or (ii) ten days following the commencement or announcement of an intention to make a tender offer or exchange offer if, upon consummation thereof, such person would be an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Company's Ordinary Share certificates outstanding as of the Record Date, by such Ordinary Share certificate. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Company's Ordinary Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Ordinary Share certificates issued after the Record Date upon transfer or new issuance of the Company's Ordinary Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Ordinary Share certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Ordinary Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Ordinary Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on September 15, 2008, unless earlier redeemed or exchanged by the Company as described below.



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

Exercise of Rights for Ordinary Shares of the Company

     In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Ordinary Shares are not changed or exchanged,
(ii) a Person becomes an Acquiring Person, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or
(iv) during such time as there is an Acquiring Person, an event occurs (e.g., a reverse stock split) which results in such Acquiring Person's ownership interest being increased by more than one percent, at any time following the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, Ordinary Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right then in effect. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

Exercise of Rights for Shares of the Acquiring Company

     In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, ordinary shares of the acquiring company having a value equal to two times the Purchase Price of the Right then in effect. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

Adjustments to Purchase Price

     The Purchase Price payable and the number of Ordinary Shares (or other securities, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a dividend of shares on, or a subdivision, combination or reclassification of, the Ordinary Shares, (ii) upon the grant to holders of the Ordinary Shares of certain rights or warrants to subscribe for Ordinary Shares or convertible securities at less than the current market price of the Ordinary Shares or (iii) upon the distribution to holders of Ordinary Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Ordinary Shares) or of subscription rights or warrants (other than those referred to above). Prior to the Distribution Date, the Board of Directors of the Company may make such equitable adjustments as it deems appropriate in the circumstances in lieu of any adjustment otherwise required by the foregoing.

     With certain exceptions, no adjustment in the Purchase Price will be required until the earlier of (i) three years from the date of the event giving rise to such adjustment or (ii)



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

the time at which cumulative adjustments require an adjustment of at least one percent in such Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Ordinary Shares on the last trading date prior to the date of exercise.

Redemption and Exchange of Rights

     At any time prior to 5:00 P.M. New York City time on the tenth day following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of U.S. $.01 per Right (the "Redemption Price"). After the Shares Acquisition Date, the decision to redeem shall require the concurrence of a majority of the Independent Directors. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights with, if required, the concurrence of the Independent Directors, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     At any time after the occurrence of any of the events set forth under the heading "Exercise of Rights for Ordinary Shares of the Company" above, the Board of Directors may exchange the Rights (other than Rights owned by an Acquiring Person, which have become void), in whole or in part, at an exchange ratio of one Ordinary Share, and of other securities, cash or other assets deemed to have the same value as one Ordinary Share, per Right, subject to adjustment.

     Until the Rights are exercised or exchanged for Ordinary Shares, the holders thereof, as such, will have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends.

     The term "Independent Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the time that any person becomes an Acquiring Person, and any person who is subsequently elected to the Board if such person is recommended or elected by a majority of the Independent Directors, but shall not include an Acquiring Person or any representative thereof.

Amendments to Terms of the Rights

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the earlier of the Distribution Date or the Shares Acquisition Date. After the earlier of the Distribution Date or the Shares Acquisition Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person); provided, that no supplement or amendment may be made on or after the earlier of the Distribution Date



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

or the Shares Acquisition Date which changes those provisions relating to the principal economic terms of the Rights. The Board may also, with the concurrence of a majority of the Independent Directors, extend the redemption period for up to an additional 20 days.

     A copy of the Rights Agreement is filed herewith as Exhibit 1. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

Item 2.           Exhibits

                  1 Rights Agreement, dated as of September 11, 1998, between EXEL Limited and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.





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

                                    SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EXEL LIMITED




Date:  October 21, 1998            By:  /s/ Paul S. Giordano
                                        -----------------------------------
                                        Name:    Paul S. Giordano
                                        Title:   Senior Vice President
                                                 and General Counsel




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

                                  EXHIBIT INDEX


Number              Description

1. Rights Agreement, dated as of September 11, 1998, between EXEL Limited and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.





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